FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May, 2012

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      ☒         Form 40-F      ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes      ☐            No       ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

National Bank of Greece S.A.

Group and Bank

Condensed Interim Financial Statements

for the period ended 31 March 2012

May 2012

Statement of Financial Position

as at 31 March 2012

		Group		Bank
€ 000’s	Note	31.3.2012	31.12.2011	31.3.2012	31.12.2011
ASSETS
Cash and balances with central banks		4.056.748	4.082.153	1.114.063	1.566.583
Due from banks		4.093.488	4.635.846	5.235.471	8.026.009
Financial assets at fair value through profit or loss		2.803.511	2.682.655	2.522.299	2.457.257
Derivative financial instruments		3.204.529	3.610.701	2.729.784	2.785.262
Loans and advances to customers	6	69.886.517	71.496.221	51.345.525	52.891.237
Investment securities		10.381.089	10.688.441	7.561.725	7.163.770
Investment property		275.926	274.470	—	—
Investments in subsidiaries		—	—	8.466.820	8.460.927
Investments in associates		42.431	42.484	5.803	5.803
Goodwill, software and other intangible assets		2.196.445	2.136.821	126.217	128.953
Property and equipment		2.011.886	2.022.676	343.759	353.093
Deferred tax assets		1.388.042	1.309.609	1.084.423	1.000.326
Insurance related assets and receivables		708.633	700.638	—	—
Current income tax advance		261.052	242.359	261.052	242.359
Other assets		2.764.168	2.786.346	2.085.764	2.067.402
Non-current assets held for sale		20.513	20.513	20.513	20.513
Total assets		104.094.978	106.731.933	82.903.218	87.169.494

LIABILITIES
Due to banks		35.246.620	34.108.238	34.981.553	33.870.863
Derivative financial instruments		4.168.282	4.331.404	3.799.989	3.802.429
Due to customers	8	57.418.729	59.543.640	41.726.144	44.025.167
Debt securities in issue	9	1.160.626	1.727.864	1.073.689	1.059.297
Other borrowed funds	9	1.568.941	1.712.074	907.670	984.671
Insurance related reserves and liabilities		2.650.785	2.685.450	—	—
Deferred tax liabilities		66.234	62.674	—	—
Retirement benefit obligations		276.205	275.936	208.191	208.891
Current income tax liabilities		59.848	52.040	—	—
Other liabilities		2.444.148	2.485.630	2.284.170	4.283.692
Total liabilities		105.060.418	106.984.950	84.981.406	88.235.010

SHAREHOLDERS’ EQUITY
Share capital	11	6.137.952	6.137.952	6.137.952	6.137.952
Share premium account	11	3.326.063	3.326.063	3.324.623	3.324.623
Less: treasury shares	11	(666)	(110)	—	—
Reserves and retained earnings		(10.690.803)	(10.187.022)	(11.540.763)	(10.528.091)
Equity attributable to NBG shareholders		(1.227.454)	(723.117)	(2.078.188)	(1.065.516)

Non-controlling interests		79.426	83.641	—	—
Preferred securities	9	182.588	386.459	—	—
Total equity		(965.440)	(253.017)	(2.078.188)	(1.065.516)

Total equity and liabilities		104.094.978	106.731.933	82.903.218	87.169.494

Athens, 30 May 2012

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE CHIEF
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	FINANCIAL OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	ANTHIMOS C. THOMOPOULOS	CHARALAMPOS G. MAZARAKIS

The notes on pages 9 to 23 form an integral part of these financial statements

Income Statement

for the period ended 31 March 2012

		Group		Bank
		3 month period ended		3 month period ended
€ 000’s	Note	31.3.2012	31.3.2011	31.3.2012	31.3.2011

Interest and similar income		1.641.436	1.587.539	883.587	899.514
Interest expense and similar charges		(724.800)	(596.389)	(353.459)	(303.934)
Net interest income		916.636	991.150	530.128	595.580

Fee and commission income		184.874	165.511	53.456	59.481
Fee and commission expense		(58.047)	(46.117)	(54.774)	(40.152)
Net fee and commission income		126.827	119.394	(1.318)	19.329

Earned premia net of reinsurance		203.019	243.582	—	—
Net claims incurred		(158.031)	(190.087)	—	—
Earned premia net of claims and commissions		44.988	53.495	—	—

Net trading income / (loss) and results from investment securities		(269.728)	49.644	(288.766)	2.857
Net other expense		(27.966)	(24.651)	(29.038)	(32.153)
Total income		790.757	1.189.032	211.006	585.613

Personnel expenses		(341.127)	(366.943)	(206.944)	(219.754)
General, administrative and other operating expenses		(169.355)	(186.841)	(78.794)	(85.473)
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets		(48.313)	(49.129)	(19.354)	(20.628)
Amortisation and write-offs of intangible assets recognised on business combinations		(5.413)	(5.967)	—	—
Finance charge on put options of non-controlling interests		(679)	(447)	(679)	(447)
Credit provisions and other impairment charges		(833.404)	(404.492)	(734.397)	(313.920)
Share of profit / (loss) of associates		(59)	1.893	—	—
Profit / (loss) before tax		(607.593)	177.106	(829.162)	(54.609)

Tax benefit / (expense)	4	67.944	(7.819)	103.674	28.722
Profit / (loss) for the period		(539.649)	169.287	(725.488)	(25.887)

Attributable to:
Non-controlling interests		(2.599)	11.833	—	—
NBG equity shareholders		(537.050)	157.454	(725.488)	(25.887)

Earnings / (losses) per share - Basic and diluted	5	€(0,45)	€0,16	€(0,76)	€(0,03)

Athens, 30 May 2012

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE CHIEF
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	FINANCIAL OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	ANTHIMOS C. THOMOPOULOS	CHARALAMPOS G. MAZARAKIS

The notes on pages 9 to 23 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 31 March 2012

		Group		Bank
		3 month period ended		3 month period ended
€ 000’s	Note	31.3.2012	31.3.2011	31.3.2012	31.3.2011

Profit / (loss) for the period		(539.649)	169.287	(725.488)	(25.887)

Other comprehensive income / (expense):
Available-for-sale securities, net of tax		(155.461)	(7.837)	(287.627)	29.786
Currency translation differences, net of tax		82.271	(275.212)	443	814
Net investment hedge, net of tax		—	(9.400)	—	—
Cash flow hedge, net of tax		(570)	6.014	—	—
Other comprehensive income / (expense) for the period		(73.760)	(286.435)	(287.184)	30.600

Total comprehensive income / (expense) for the period		(613.409)	(117.148)	(1.012.672)	4.713

Attributable to:
Non-controlling interests		(2.891)	9.975	—	—
NBG equity shareholders		(610.518)	(127.123)	(1.012.672)	4.713

Athens, 30 May 2012

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE CHIEF
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	FINANCIAL OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	ANTHIMOS C. THOMOPOULOS	CHARALAMPOS G. MAZARAKIS

The notes on pages 9 to 23 form an integral part of these financial statements

Statement of Changes in Equity — Group

for the period ended 31 March 2012

	Attributable to equity holders of the parent company												Non-
	Share capital		Share premium				Available- for-sale	Currency	Net		Reserves &		controlling Interests &
€ 000’s	Ordinary shares	Preference shares	Ordinary shares		Preference shares	Treasury shares	securities reserve	translation reserve	investment hedge	Cash flow hedge	Retained earnings	Total	Preferred securities	Total
At 1 January 2011	4.780.452	357.500	2.944.965		382.775	(4.901)	(1.824.722)	(599.661)	(447.596)	(10.212)	4.076.300	9.654.900	1.250.453	10.905.353
Other Comprehensive Income/ (expense) for the period	—	—	—		—	—	(12.846)	(266.590)	(9.400)	6.003	(1.744)	(284.577)	(1.858)	(286.435)
Profit/(loss) for the period	—	—	—		—	—	—	—	—	—	157.454	157.454	11.833	169.287
Total Comprehensive Income / (expense) for the period	—	—	—		—	—	(12.846)	(266.590)	(9.400)	6.003	155.710	(127.123)	9.975	(117.148)
Share capital issue costs	—	—	(1.677	)*	—	—	—	—	—	—	—	(1.677)	—	(1.677)
Issue & repurchase of preferred securities	—	—	—		—	—	—	—	—	—	3.665	3.665	(10.387)	(6.722)
Dividends to preferred securities	—	—	—		—	—	—	—	—	—	(4.356)	(4.356)	—	(4.356)
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—		—	—	—	—	—	—	(169)	(169)	(115)	(284)
(Purchases)/ disposals of treasury shares	—	—	—		—	(4.318)	—	—	—	—	(174)	(4.492)	—	(4.492)
Balance at 31 March 2011	4.780.452	357.500	2.943.288		382.775	(9.219)	(1.837.568)	(866.251)	(456.996)	(4.209)	4.230.976	9.520.748	1.249.926	10.770.674
Movements from 1.4.2011 to 31.12.2011	—	1.000.000	—		—	9.109	1.513.220	(461.819)	—	49	(12.304.424)	(10.243.865)	(779.826)	(11.023.691)
Balance at 31 December 2011 & at 1 January 2012	4.780.452	1.357.500	2.943.288		382.775	(110)	(324.348)	(1.328.070)	(456.996)	(4.160)	(8.073.448)	(723.117)	470.100	(253.017)
Other Comprehensive Income/ (expense) for the period	—	—	—		—	—	(155.562)	83.180	—	(570)	(516)	(73.468)	(292)	(73.760)
Profit/(loss) for the period	—	—	—		—	—	—	—	—	—	(537.050)	(537.050)	(2.599)	(539.649)
Total Comprehensive Income / (expense) for the period	—	—	—		—	—	(155.562)	83.180	—	(570)	(537.566)	(610.518)	(2.891)	(613.409)
Issue & repurchase of preferred securities	—	—	—		—	—	—	—	—	—	110.344	110.344	(202.968)	(92.624)
Dividends to preferred securities	—	—	—		—	—	—	—	—	—	(1.948)	(1.948)	—	(1.948)
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—		—	—	—	—	—	—	(966)	(966)	(2.227)	(3.193)
(Purchases)/ disposals of treasury shares	—	—	—		—	(556)	—	—	—	—	(693)	(1.249)	—	(1.249)
Balance at 31 March 2012	4.780.452	1.357.500	2.943.288		382.775	(666)	(479.910)	(1.244.890)	(456.996)	(4.730)	(8.504.277)	(1.227.454)	262.014	(965.440)

*The amounts represent the effect of the change in the deferred tax as a result of the change in the tax rate as of 1 January 2011.

The notes on pages 9 to 23 form an integral part of these financial statements

Statement of Changes in Equity — Bank

for the period ended 31 March 2012

	Share capital		Share premium			Available-for-	Currency	Reserves &
€ 000’s	Ordinary shares	Preference shares	Ordinary shares		Preference shares	sale securities reserve	translation reserve	Retained earnings	Total
At 1 January 2011	4.780.452	357.500	2.943.546		382.775	(1.473.298)	(186)	1.789.331	8.780.120
Other Comprehensive Income/ (expense) for the period	—	—	—		—	29.786	814	—	30.600
Profit/(loss) for the period	—	—	—		—	—	—	(25.887)	(25.887)
Total Comprehensive Income / (expense) for the period	—	—	—		—	29.786	814	(25.887)	4.713
Share capital issue costs	—	—	(1.698	)*	—	—	—	—	(1.698)
Balance at 31 March 2011	4.780.452	357.500	2.941.848		382.775	(1.443.512)	628	1.763.444	8.783.135
Movements from 1.4.2011 to 31.12.2011	—	1.000.000	—		—	1.279.861	(151)	(12.128.361)	(9.848.651)
Balance at 31 December 2011 & at 1 January 2012	4.780.452	1.357.500	2.941.848		382.775	(163.651)	477	(10.364.917)	(1.065.516)
Other Comprehensive Income/ (expense) for the period	—	—	—		—	(287.627)	443	—	(287.184)
Profit/(loss) for the period	—	—	—		—	—	—	(725.488)	(725.488)
Total Comprehensive Income / (expense) for the period	—	—	—		—	(287.627)	443	(725.488)	(1.012.672)
Balance at 31 March 2012	4.780.452	1.357.500	2.941.848		382.775	(451.278)	920	(11.090.405)	(2.078.188)

*The amounts represent the effect of the change in the deferred tax as a result of the change in the tax rate as of 1 January 2011.

The notes on pages 9 to 23 form an integral part of these financial statements

Cash Flow Statement

for the period ended 31 March 2012

	Group		Bank
	3 month period ended		3 month period ended
€ 000’s	31.3.2012	31.3.2011	31.3.2012	31.3.2011
Cash flows from operating activities
Profit / (loss) before tax for the period	(607.593)	177.106	(829.162)	(54.609)
Adjustments for:
Non-cash items included in income statement and other adjustments:	949.282	511.224	803.310	413.998

Depreciation and amortisation on property & equipment, intangibles and investment property	53.726	55.096	19.354	20.628
Amortisation of premiums /discounts of investment securities, loans-and-receivables and borrowed funds	(45.585)	(30.693)	(47.896)	(21.001)
Credit provisions and other impairment charges	838.267	409.142	734.771	314.817
Provision for employee benefits	11.221	10.684	7.845	6.674
Share of (profit) / loss of associates	59	(1.893)	—	—
Finance charge on put options of non-controlling interests	679	447	679	447
Dividend income from investment securities	(124)	(82)	(38)	(15)
Net (gain) / loss on disposal of property & equipment and investment property	463	(44)	70	6
Net (gain) / loss on disposal of investment securities	34.667	9.444	35.497	32.490
Interest from financing activities and results from repurchase of debt securities in issue	44.923	24.996	40.603	50.498
Valuation adjustment on instruments designated at FVTPL	10.986	30.799	12.425	9.454
Other non-cash operating items	—	3.328	—	—

Net (increase) / decrease in operating assets:	(189.569)	905.604	(319.163)	1.318.482
Mandatory reserve deposits with Central Bank	30.699	(614.779)	427.902	52.258
Due from banks	118.299	(132.603)	(162.193)	(10.105)
Financial assets at fair value through profit or loss	(1.244.783)	633.495	(1.189.066)	343.808
Derivative financial instruments assets	406.669	(49.824)	54.852	(6.071)
Loans and advances to customers	847.806	927.842	869.865	762.779
Other assets	(348.259)	141.473	(320.523)	175.813

Net increase / (decrease) in operating liabilities:	(1.294.399)	(2.632.762)	(1.177.213)	(2.590.329)
Due to banks	1.138.382	(1.990.653)	1.152.800	(2.959.927)
Due to customers	(2.095.224)	(273.186)	(2.311.448)	381.574
Derivative financial instruments liabilities	(162.002)	(310.151)	(608)	43.095
Retirement benefit obligations	(10.951)	(8.780)	(8.545)	(1.348)
Insurance related reserves and liabilities	(34.665)	16.277	—	—
Income taxes paid	(95.512)	(4.115)	—	—
Other liabilities	(34.427)	(62.154)	(9.412)	(53.723)
Net cash from / (for) operating activities	(1.142.279)	(1.038.828)	(1.522.228)	(912.458)

Cash flows from investing activities

Participation in share capital increase of subsidiaries	—	—	(5.893)	(24.326)
Dividends received from investment securities & associates	124	82	38	15
Purchase of property & equipment, intangible assets and investment property	(34.575)	(44.433)	(7.458)	(15.499)
Proceeds from disposal of property & equipment and investment property	1.114	2.955	—	—
Purchase of investment securities	(1.733.324)	(3.218.752)	(2.946.624)	(717.208)
Proceeds from redemption and sale of investment securities	2.281.012	4.079.018	511.515	1.283.921
Net cash (used in) / provided by investing activities	514.351	818.870	(2.448.422)	526.903

Cash flows from financing activities

Proceeds from debt securities in issue and other borrowed funds	112.134	382.657	—	—
Repayments of debt securities in issue, other borrowed funds and preferred securities	(907.945)	(496.832)	(80.000)	—
Acquisition of additional shareholding in subsidiaries	(28.349)	(550)	(26.139)	(325)
Proceeds from disposal of treasury shares	55.341	48.902	—	—
Repurchase of treasury shares	(56.590)	(53.394)	—	—
Dividends on preference shares	—	(10.555)	—	(10.555)
Dividends on preferred securities	(1.401)	(4.356)	—	—
Share capital issue costs	(10.000)	—	(10.000)	—
Net cash from/ (for) financing activities	(836.810)	(134.128)	(116.139)	(10.880)
Effect of foreign exchange rate changes on cash and cash equivalents	4.270	(50.636)	(13.714)	(8.569)
Net increase / (decrease) in cash and cash equivalents	(1.460.468)	(404.722)	(4.100.503)	(405.004)
Cash and cash equivalents at beginning of period	4.270.746	6.315.444	6.990.406	8.749.334

Cash and cash equivalents at end of period	2.810.278	5.910.722	2.889.903	8.344.330

The notes on pages 9 to 23 form an integral part of these financial statements

Notes to the Financial Statements

Group and Bank

NOTE 1:                            General information

National Bank of Greece S.A. (hereinafter “NBG” or the “Bank”) was founded in 1841 and its shares have been listed on the Athens Exchange since 1880 and on the New York Stock Exchange (since 1999) in the form of ADRs. The Bank’s headquarters are located at 86 Eolou Street, Athens, Greece, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000, www.nbg.gr. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 172 years of operation the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate at a global level. The Group operates in Greece, Turkey, UK, South East Europe (“SEE”), Cyprus, Malta, Egypt and South Africa.

The Board of Directors consists of the following members:

The Non-Executive Chairman of the Board of Directors
Vassilios T. Rapanos	Professor, University of Athens

Executive Members
The Chief Executive Officer
Apostolos S. Tamvakakis

The Deputy Chief Executive Officers
Anthimos C. Thomopoulos
Alexandros G. Tourkolias
Leonidas T. Theoklitos

Non-Executive Members
Ioannis C. Giannidis	Professor, University of Athens Law School and Legal Counsellor
Avraam J. Triantafyllidis	Employees’ representative
Ioannis P. Panagopoulos	Employees’ representative, Chairman of the Greek General Confederation of Labour

Independent Non-Executive Members
H.E. the Metropolitan of Ioannina Theoklitos	Bishop of the Greek Orthodox Church, Ioannina prefecture
Stefanos C. Vavalidis	Ex member of the Board of Directors, European Bank for Reconstruction & Development (EBRD)
Georgios P. Zanias*	Economist, Professor, Athens University of Economics and Business, Chairman of the Council of Economic Advisors
Alexandra T. Papalexopoulou - Benopoulou	Member of the Board of Directors, TITAN Cement S.A.
Petros K. Sabatacakis	Economist
Maria A. Frangista	Chief Executive Officer, Franco Compania Naviera S.A.
Spyridon J. Theodoropoulos	Chief Executive Officer, Chipita S.A.

Greek State representative
Alexandros N. Makridis	Chairman of the Board of Directors & Managing Director of Chryssafidis S.A.

*On 7 May 2012, Mr Zanias resigned from its position as a member of the Bank’s Board of Directors following his appointment to the Bank of Greece.

Directors are elected by the shareholders at their general meeting for a term of three years and may be re-elected. The term of the above members expires in 2013 following their election by the shareholders’ extraordinary general meeting on 14 January 2010.

Following the decision of the Bank to participate in the Hellenic Republic’s Bank Support Plan, the Greek State appointed Mr. Alexandros Makridis as its representative on the Bank’s Board of Directors.

These financial statements have been approved for issue by the Bank’s Board of Directors on 30 May 2012.

Notes to the Financial Statements

Group and Bank

NOTE 2:                            Summary of significant accounting policies

2.1                     Basis of preparation

The condensed interim consolidated financial statements of the Group and the condensed interim separate financial statements of the Bank as at and for the three month period ended 31 March 2012 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. These interim financial statements include selected explanatory notes and do not include all the information required for full annual financial statements. Therefore, the interim financial statements should be read in conjunction with the annual consolidated and Bank financial statements as at and for the year ended 31 December 2011, which have been prepared in accordance with IFRS.

The amounts are stated in Euro, rounded to the nearest thousand (unless otherwise stated).

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period.

The financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts, which have been measured at fair value.

2.2                     Going concern

The crisis in the Greek economy resulted in impairment losses recorded in several classes of assets like Greek government bonds and other loans in Greece which have adversely impacted the financial position, the results of operations, cash flows and regulatory ratios of the Bank, and consequently of the Group in the 2011 financial statements.  Furthermore, the crisis has limited the Bank’s access to liquidity from other financial institutions.

In addition, the Bank relies on liquidity facilities provided by the European Central Bank (“ECB”) and the Bank of Greece (“BoG”) (collectively referred to as the “Eurosystem liquidity facilities”).

Article 47 of Law 2190/1920 requires that entities whose total equity is less than 50% of their share capital are obliged within six months from the year end to convene shareholders’ meeting in order to approve actions for improving the said ratio. In addition article 48 of Law 2190/1920 provides that if the entities whose total equity is less than 10% of their share capital and the above shareholders’ meeting does not take any decision for the restoration of the equity ratio, following a court decision, triggered by anyone who has a legitimate interest, the entity may be liquidated.

At 31 March 2012, the Group’s capital adequacy ratio was below the minimum threshold of 8% (negative 3,4%). The amount required for the restoration of the capital adequacy ratio to 8% was estimated by the Bank of Greece at €7.430 million.

The going concern of the Bank is dependent on (a) raising sufficient funds to restore the Group’s and the Bank’s financial positions and maintain adequate levels of capital and (b) the continuing reliance on and the continuation of the Eurosystem liquidity facilities. The Directors, in concluding that the Group and the Bank can continue to operate for the foreseeable future have considered that the recapitalization plan for Greek banks forms an integral part of the financial assistance under the second economic adjustment program for Greece, which was ratified by the Greek Parliament on 14 February 2012 and adopted by the Council of the EU (the “Eurogroup”) on 21 February 2012 and 13 March 2012 (the “Program”).

The Program, which has already been approved by the International Monetary Fund (the “IMF”), the European Central Bank and the European Union (collectively referred to as the “Troika”) along with a specific sequence of disbursements, commits funds for the recapitalization plan, amounting up to €50 billion and is now in the implementation phase under the auspices of the BoG.  The main features of this Program are:

a)         All Greek banks are required to achieve a Core Tier I capital ratio of 9% by September 2012 and 10% by June 2013. In addition, banks’ capital needs will be determined on the basis of a requirement to maintain a 7% Core Tier I capital ratio under a three-year adverse stress scenario.

b)        From 1 January 2012 until the Group achieves the minimum level of capital required, the BoG will allow the Bank to operate at a Core Tier I ratio lower than 9%.

c)         Banks which are deemed viable based on their business and capital raising plans, as assessed by the BoG, will be given the opportunity to raise capital in the market, prior to 30 September 2012. Residual capital needs will be met from public support from the Hellenic Financial Stability Fund (the “HFSF”) through common shares with restricted voting rights or contingent convertible bonds, in a manner that preserves private sector incentives to inject capital.

d)        The voting rights of the common shares held by the HFSF will be strictly limited to specific strategic decisions, unless the private participation in the form of common shares is less than a given minimum percentage of the banks’ total capital needs (to be defined in a separate law).

The Directors consider that it is appropriate to continue to adopt the going concern basis in preparing the financial statements for the Group and the Bank because:

a)         Although the Bank has received no guarantees, the Directors have a reasonable expectation that the Bank will continue to have access to the Eurosystem liquidity facilities.

b)        The temporary measures provided by the BoG and ECB as described above in relation to the minimum capital requirements will give the Bank enough time to raise the necessary capital or to tap into the facility provided by the HFSF.

c)         The Bank was evaluated by the BoG as viable.

d)        The Bank submitted a business plan which included the time schedule for the implementation of the capital actions described therein, and this plan was evaluated as viable and reliable.

Notes to the Financial Statements

Group and Bank

e)              On 28 May 2012, HFSF contributed 5 series of European Financial Stability Facility bonds, maturing from 2018 to 2022, with nominal amount of €1.486 million each, totaling €7.430 million, as an advance for the participation in the Bank’s future share capital increase.  Furthermore, the HFSF will cover any amount of unsubscribed share capital and / or the convertible bonds and this commitment is valid up to 30 September 2012.

2.3                     Adoption of International Financial Reporting Standards (IFRS)

The accounting policies applied for the preparation of these interim financial statements are consistent with those of the annual financial statements for the year ended 31 December 2011, as described in those annual financial statements.

New standards, amendments and interpretations to existing standards applied from 1 January 2012

- IFRS 7 “Financial Instruments: Disclosures” (Amendment) (effective for annual periods beginning on or after 1 July 2011). The amendment requires certain additional disclosures in relation to transferred financial assets that are not de-recognised and for any continuing involvement in a transferred asset, existing at the reporting date, irrespective of when the related transfer transaction occurred.

The Group has applied this amendment, but it did not have an impact on the  interim financial statements because the Group has not entered into transactions that are within the its scope.

- IAS 12 “Income Tax” (Amendment) (effective for annual periods beginning on or after 1 January 2012). The amendments provide a practical approach for measuring deferred tax liabilities and deferred tax assets when investment property is measured using the fair value model in IAS 40 Investment Property.

The Group has applied this amendment, but it did not have an impact on the  interim financial statements because the Group does not use fair value model.

2.4                     Critical judgments and estimates

In preparing these interim financial statements, the significant estimates, judgments and assumptions made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were similar to those applied to the annual consolidated and Bank financial statements as at and for the year ended 31 December 2011.

NOTE 3:                            Segment reporting

NBG Group manages its business through the following business segments:

Retail banking

Retail banking includes all individual customers, professionals, small-medium and small sized companies (companies with annual turnover of up to €2,5 million). The Bank, through its extended network of branches, offers to its retail customers various types of loan, deposit and investment products, as well as a wide range of other traditional services and products.

Corporate & investment banking

Corporate & investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Global markets and asset management

Global markets and asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company S.A. (“EH”) and other subsidiaries in SEE and Turkey.

International banking operations

The Group’s international banking activities, other than its Turkish operations, include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

Turkish banking operations

The Group’s banking activities in Turkey through Finansbank and its subsidiaries, include a wide range of traditional commercial banking services, such of commercial and retail credit, trade financing, foreign exchange and taking of deposits.

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinated debt, loans to personnel etc.) and intersegment eliminations.

Notes to the Financial Statements

Group and Bank

Breakdown by business segment

3 month period ended 31 March 2012	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	261.589	218.224	21.762	19.709	78.181	263.118	54.053	916.636
Net fee and commission income	25.686	19.748	(36.144)	1.097	22.368	95.635	(1.563)	126.827
Other	(4.884)	(13.586)	(273.468)	51.498	1.488	(5.322)	(8.432)	(252.706)
Total income	282.391	224.386	(287.850)	72.304	102.037	353.431	44.058	790.757
Direct costs	(139.976)	(12.154)	(15.079)	(31.318)	(65.796)	(162.289)	(23.995)	(450.607)
Allocated costs and provisions	(422.555)	(115.804)	(301.079)	(15.998)	(45.023)	(41.221)	(6.004)	(947.684)
Share of profit of associates			(710)	228	259	171	(7)	(59)
Profit / (loss) before tax	(280.140)	96.428	(604.718)	25.216	(8.523)	150.092	14.052	(607.593)
Tax benefit / (expense)								67.944
Profit / (loss) for the period								(539.649)
Non-controlling interests								2.599
Profit attributable to NBG equity shareholders								(537.050)

Segment assets as at 31 March 2012
Segment assets	27.797.899	15.627.576	19.507.025	2.863.665	9.638.058	20.619.024	6.392.637	102.445.884
Deferred tax assets and Current income tax advance								1.649.094
Total assets								104.094.978

Segment assets as at 31 December 2011
Segment assets	27.368.430	16.195.725	24.765.669	2.041.287	9.856.192	20.671.864	4.280.798	105.179.965
Deferred tax assets and Current income tax advance								1.551.968
Total assets								106.731.933

(1) Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets and amortisation and write-offs of intangible assets recognised on business combinations

Breakdown by business segment

3-month period ended 31 March 2011	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	312.837	175.622	114.894	15.339	100.531	238.844	33.083	991.150
Net fee and commission income	27.935	20.773	(18.108)	1.448	22.639	65.553	(846)	119.394
Other	(7.198)	(15.523)	(23.061)	55.736	4.353	76.655	(12.474)	78.488
Total operating income	333.574	180.872	73.725	72.523	127.523	381.052	19.763	1.189.032
Direct costs	(166.397)	(13.448)	(16.419)	(39.085)	(73.214)	(168.724)	(31.243)	(508.530)
Allocated costs and provisions	(329.641)	(65.620)	(11.652)	(15.458)	(48.528)	(25.345)	(9.045)	(505.289)
Share of profit of associates			—	216	219	242	1.216	1.893
Profit / (loss) before tax	(162.464)	101.804	45.654	18.196	6.000	187.225	(19.309)	177.106
Tax benefit / (expense)								(7.819)
Profit / (loss) for the period								169.287
Non-controlling interests								(11.833)
Profit attributable to NBG equity shareholders								157.454

Notes to the Financial Statements

Group and Bank

NOTE 4:                            Tax expense

	Group		Bank
	31.3.2012	31.3.2011	31.3.2012	31.3.2011

Current tax	47.612	34.354	—	(745)
Deferred tax	(115.556)	(26.535)	(103.674)	(27.977)
Tax (benefit) / expense	(67.944)	7.819	(103.674)	(28.722)

Total	(67.944)	7.819	(103.674)	(28.722)

The nominal corporation tax rate for the Bank for 2012 and 2011 is 20%.

Upon profit distribution a 25% withholding tax is imposed on distributed profits.

As at 31 March 2012, the accumulated provisions recognized by the Group and the Bank, in relation to unaudited tax years amounted to €10,8 million (2011: €10,9 million) and €8,8 million (2011: €8,9 million) respectively.  The unaudited tax years of the Group associates and subsidiaries are presented in Note 16.

NOTE 5:                            Earnings / (losses) per share

	Group		Bank
	31.3.2012	31.3.2011	31.3.2012	31.3.2011

Profit/(loss) for the period attributable to NBG equity shareholders	(537.050)	157.454	(725.488)	(25.887)
Less: dividends on preference shares and preferred securities	(1.948)	(4.356)	—	—
Add: gain on redemption of preferred securities, net of tax	110.344	3.665	—	—
Profit/(loss) for the period attributable to NBG ordinary shareholders	(428.654)	156.763	(725.488)	(25.887)

Weighted average number of ordinary shares outstanding for basic and diluted EPS as adjusted	955.656.670	955.346.793	956.090.482	956.090.482

Earnings / (losses) per share - Basic and diluted	€(0,45)	€0,16	€(0,76)	€(0,03)

After 10 June 2011, all the share option programs lapsed. For the 3 month period ended 31 March 2011, the number of potential dilutive ordinary shares was nil due to the fact that for the said period, the exercise price of the share options outstanding was higher than the average market price of the Bank’s shares.

NOTE 6:                            Loans and advances to customers

	Group		Bank
	31.3.2012	31.12.2011	31.3.2012	31.12.2011
Mortgages	23.836.780	24.078.525	19.661.958	19.895.288
Consumer loans	8.690.215	8.663.600	5.022.662	5.108.509
Credit cards	5.552.850	5.360.133	1.522.982	1.550.677
Small business lending	6.163.377	6.221.236	3.738.385	3.812.211
Retail lending	44.243.222	44.323.494	29.945.987	30.366.685
Corporate and public sector lending	32.568.645	34.292.317	26.926.322	28.293.652
Total before allowance for impairment on loans and advances to customers	76.811.867	78.615.811	56.872.309	58.660.337
Less: Allowance for impairment on loans and advances to customers	(6.925.350)	(7.119.590)	(5.526.784)	(5.769.100)
Total	69.886.517	71.496.221	51.345.525	52.891.237

Notes to the Financial Statements

Group and Bank

Included in the Group’s loans and advances to customers, as at 31 March 2012, are mortgage loans and corporate loans designated as at fair value through profit or loss amounting to €256.515 (2011: €278.670). The Bank has no loans and advances to customers designated as at fair value through profit or loss.

As at 31 March 2012, Corporate and public sector lending for the Group and the Bank includes a loan to the Greek state net of allowance for impairment of €5.568 million (2011: €5.703 million). The whole agreement with the Greek state relating to this loan also includes an embedded derivative that has been bifurcated and accounted for as a separate derivative.

At 31 December 2011, loans and advances to customers for the Group and the Bank included certain receivables from the Hellenic Republic that were exchanged in the context of the Private Sector Involvement (“PSI”) on 12 March 2012 (see Note 7). At 31 December 2011 the amount of these receivables before allowance for impairment was €885,5 million and the net carrying amount after allowance for impairment was €225,3 million.

In addition, in April 2012, the Group and the Bank exchanged in the context of the PSI, loans amounting to €1.062,5 million before allowance for impairment and net carrying amount after allowance for impairment of €237,9 million.

Securitization of loans

On 15 March  2012, Agorazo Plc proceeded with the partial redemption of class A notes of €58,1 million.

On 20 March  2012, Spiti Plc and Autokinito Plc proceeded with the partial redemption of class A notes of €106,9 million and of €79,4 million, respectively.

Covered bonds

On 9 March, 2012, the Bank proceeded with the cancellation of covered bonds of €170 million, related to the 4th series under its second covered bond program.

NOTE 7:                            Greek government bonds

The Group and the Bank participated in the exchange of Greek government bonds in the context of the PSI and on 12 March 2012 exchanged the Greek government bonds that were subject to Greek law and received new Greek government bonds of nominal value €3.674,3 million and €3.450,7 million, respectively, and European Financial Stability Facility (“EFSF”) bonds of nominal value €2.059,5 million and €1.927,0 million, respectively. The exchange of bonds subject to foreign law and loans from Greek public sector entities that were guaranteed by the Hellenic Republic took place in  April 2012 and the Group and the Bank received new Greek government bonds of nominal value €763,0 million and €745,0 million, respectively, and EFSF bonds of nominal value €387,7 million and €379,1 million, respectively.

The key terms of the PSI were as follows:

•             53,5% haircut on the nominal value of the exchanged bonds and loans;

•             Receipt of EFSF bonds with total nominal value 15% of the nominal amount of the exchanged bonds and loans, half of which mature in 12 months and half in 24 months;

•             Receipt of new Greek government bonds with the following characteristics:

•                      Issuer: Hellenic Republic

•                      Nominal value: 31,5% of the nominal amount of the exchanged bonds and loans

•                      Payment of principal: 20 separate bonds with staggered bullet maturities of between 11 and 30 years

•                      Coupon rate: 2,0% per annum for payment dates in 2013-2015, 3,0% per annum for payment dates in 2016-2020, 3,65% per annum for payment date 2021 and 4,3% per annum for payment dates in 2022 and thereafter;

•             Detachable GDP-linked securities issued by the Hellenic Republic (the “GDP Warrants”) traded in the market with a notional amount equal to the face amount of the new Greek government bonds received. The GDP Warrants provide for annual payments beginning in 2015 of an amount of up to 1% of their notional amount in the event the Hellenic Republic’s nominal GDP exceeds a defined threshold and the Hellenic Republic has positive GDP growth in real terms in excess of specified targets;

•             Any accrued and unpaid interest up to 23 February 2012 (including additional amounts, if any) on the exchanged bonds and loans was paid with 6-month treasury bills issued by the EFSF;

•             The new Greek government bonds and the GDP Warrants are governed by English law and rank pari passu with all other borrowed monies of the Hellenic Republic.

Notes to the Financial Statements

Group and Bank

NOTE 8:                            Due to customers

	Group		Bank
	31.3.2012	31.12.2011	31.3.2012	31.12.2011
Deposits:
Individuals	46.312.257	47.716.946	34.106.951	35.771.831
Corporate	8.562.570	8.846.615	5.273.558	5.450.875
Government and agencies	2.152.579	2.168.510	2.054.381	2.096.214
Total deposits	57.027.406	58.732.071	41.434.890	43.318.920
Securities sold to customers under agreements to repurchase	13.725	25.530	6.169	5.970
Other	377.598	786.039	285.085	700.277
Total	57.418.729	59.543.640	41.726.144	44.025.167

	Group		Bank
	31.3.2012	31.12.2011	31.3.2012	31.12.2011
Deposits:
Savings accounts	18.440.881	19.297.547	17.296.381	18.254.947
Time deposits	32.543.363	32.768.315	19.570.449	19.987.341
Current accounts	2.261.125	2.413.200	1.332.276	1.435.641
Sight deposits	3.371.912	3.841.770	2.839.218	3.241.537
Other deposits	410.125	411.239	396.566	399.454
	57.027.406	58.732.071	41.434.890	43.318.920
Securities sold to customers under agreements to repurchase	13.725	25.530	6.169	5.970
Other	377.598	786.039	285.085	700.277
	391.323	811.569	291.254	706.247
Total	57.418.729	59.543.640	41.726.144	44.025.167

Included in due to customers are deposits, which contain one or more embedded derivatives. The Group has designated these deposits as financial liabilities at fair value through profit or loss. As at 31 March 2012, these deposits amount to €2.118.014 (2011: €1.779.727) for both the Group and the Bank.

On 23 March 2012, following completion of the competition process carried out under article 63D of Law 3601/2007, the Bank has been assigned to assume the total deposits amounting to €325 million, of the following cooperative banks: Achaiki Cooperative Bank, Cooperative Bank of Lamia, and Cooperative Bank of Lesvos-Limnos.  NBG undertook only the deposits of the said banks and no other assets or liabilities thereof.

NOTE 9:                            Debt securities in issue, other borrowed funds and preferred securities

On 3 January 2012, the Bank announced a voluntary tender offer (the “Offer”) for the acquisition of any and all of the five series of the preferred securities issued by NBG Funding and for the €1.500 million 3rd Series fixed rate covered bonds due in 2016 (which form part of the existing Bank’s €10 billion covered bonds program). Based upon the aggregate nominal amounts of the securities validly tendered for purchase pursuant to the Offer, the Bank accepted for purchase securities in EUR with nominal value of €117,3 million, securities in USD with nominal value of $47,5 million, securities in GBP with nominal value of £39,2 million and covered bonds in EUR with nominal value of €636,1 million.  The settlement date for the purchase by the Bank of the above securities was the 19 January 2012 and the purchase was funded by existing liquidity reserves of the Bank.

On 15 February 2012, Finansbank (via a special purpose entity) redeemed the USD 500 million Series 2005-A Floating Rate Notes secured on Finansbank’s Diversified Payment Rights issued in March 2005.  The outstanding amount of Series 2005-A as of 31 December 2011 was USD 31 million.

On 22 February 2012, NBG Finance Plc redeemed the €80 million Fixed Rate Notes, guaranteed by the Bank, issued in September 2010.

Financings under the Hellenic Republic bank support plan

On 24 February 2012, the Bank issued €3.000 million Fixed Rate Notes maturing on 24 May 2012, bearing a 13% coupon payable quarterly in arrears.

Notes to the Financial Statements

Group and Bank

NOTE 10:                     Contingent liabilities and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Group. However, at 31 March 2012 the Group and the Bank have provided for cases under litigation the amounts of €85,5 million and €76,4 million respectively.

b. Pending tax audits

The tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount which cannot be determined at present, it is not expected to have a material effect on the Group’s and the Bank’s net assets. The Bank has been audited by the tax authorities up to and including the year 2008.  The financial years 2009 and 2010 will be audited by the tax authorities whereas the financial year 2011 is audited by the certified auditors of the Bank, Deloitte Hadjipavlou Sofianos & Cambanis S.A., in accordance with article 82 of Law 2238/1994.  By the date the financial statements were approved for issue by the Board of Directors, the tax audit has not yet been completed and therefore the related tax audit certificate will be issued after the publication of the financial statements.  Although during the tax audit additional tax liabilities may arise, it is not expected to have a material effect on the Bank’s financial statements. After the completion of the tax audit the Bank will receive the tax audit certificate. The financial year will be considered final for tax audit purposes after 18 months from the issue of the tax certificate during which the tax authorities are entitled to re-examine the tax books of the Bank (Ministerial Decision 1159/22.7.2011).

For the subsidiaries and associates regarding unaudited tax years refer to Note 16.

c. Credit commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by a bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Group. The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments.

The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	Group		Bank
	31.3.2012	31.12.2011	31.3.2012	31.12.2011
Commitments to extend credit*	14.894.666	14.679.117	6.472.923	6.903.689
Standby letters of credit and financial guarantees written	5.663.713	5.970.422	3.716.852	4.010.307
Commercial letters of credit	568.371	589.924	118.566	110.326
Total	21.126.750	21.239.463	10.308.341	11.024.322

* Commitments to extend credit at 31 March 2012 include amounts of €131 million for the Group (2011: €1.686 million) and €59 million for the Bank (2011: €80 million), which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force.

d. Assets pledged

	Group		Bank
	31.3.2012	31.12.2011	31.3.2012	31.12.2011
Assets pledged as collateral	43.674.404	33.383.491	42.813.649	31.548.398

As at 31 March 2012, the pledged amounts relate to:

•                  trading and investment debt securities of €6.424 million pledged mainly for funding purposes with the ECB, the EIB and other central banks, as well as, for the purposes of transactions through TARGET with the BoG and with the derivatives clearing house (ETESEP),

•                  bonds covered with mortgage loans amounting to €9.266 million,

•                 notes backed with mortgage loans, consumer and auto loans and credit cards amounting to €9.749 million, and

•                  loans and advances to customers amounting to €18.236 million pledged mainly with BoG for funding purposes.

Additionally, the Bank has pledged with the ECB for funding purposes:

•                  floating Rate notes of €14.798 million, issued under the government-guaranteed borrowing facility provided by Law 3723/2008 (pillar II) and held by the Bank, and

•                  Greek government bonds of €787 million obtained from Public Debt Management Agency under the provisions of Law 3723/2008 (pillar III), collateralized with shipping and mortgage loans and loans to small businesses.

Notes to the Financial Statements

Group and Bank

e. Operating lease commitments

	Group		Bank
	31.3.2012	31.12.2011	31.3.2012	31.12.2011
No later than 1 year	86.833	87.842	90.648	91.494
Later than 1 year and no later than 5 years	258.471	260.147	426.075	357.962
Later than 5 years	136.103	140.856	939.247	1.041.422
Total	481.407	488.845	1.455.970	1.490.878

The major part of operating lease commitments of the Bank relates to the operating lease rentals to NBG Pangaea Reic, a real estate investment company of the Group.  The leases typically run for a period of up to 20 years, with an option to renew the lease after the period. However, the Bank may terminate them following a three-month notice.

NOTE 11:                     Share capital, share premium and treasury shares

Share Capital — Ordinary Shares

The total number of ordinary shares as at 31 March 2012 and 31 December 2011 was 956.090.482, with a nominal value of €5,0 per share.

Share Capital — Preference Shares

On 6 June 2008, the Bank issued 25.000.000 non-cumulative, non-voting, redeemable preference shares, of a nominal value of €0,3 each. The shares were offered at a price of USD 25 per preference share in the form of American Depositary Shares in the United States and are evidenced by American Depositary Receipts and listed on the New York Stock Exchange. The annual dividend is set to USD 2,25 per preference share.

On 21 May 2009, following the Extraordinary General Meeting of the Bank’s Shareholders held on 22 January 2009, the Bank issued, 70.000.000 Redeemable Preference Shares at a nominal value of €5,0 each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State, in accordance with the Law 3723/2008.

On 22 December 2011, the Extraordinary General Meeting of the Bank’s Shareholders approved a) the share capital increase by €1.000 million through the issue of additional 200.000.000 Redeemable Preference Shares at a nominal value of €5,0 each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State, in accordance with the Law 3723/2008 and b) the revocation of the decision of the Extraordinary General Meeting of the Bank’s Shareholders held on 26 November 2010 regarding the repurchase by the Bank of the 70.000.000 Redeemable Preference Shares in favour of the Greek State, in accordance with the Law 3723/2008.

On 30 December 2011, following the above decision, the Bank issued the 200.000.000 Redeemable Preference Shares at a nominal value of €5,0 each.

Share Capital — Total

Following the above, the total paid-up share capital of the Bank amounts to €6.137.952 divided into:

	Bank
	# of shares	Par value	Amount

Ordinary shares	956.090.482	5,0	4.780.452
Non-cumulative, non-voting, redeemable preference shares	25.000.000	0,3	7.500
Redeemable preference shares in favour of the Greek State	270.000.000	5,0	1.350.000
Total share capital			6.137.952

Share premium

The movement of the share premium is as follows:

	Group		Bank
	2012	2011	2012	2011
At 1 January	3.326.063	3.327.740	3.324.623	3.326.321
Share capital issue costs	—	(1.677)	—	(1.698)
At 31 December	3.326.063	3.326.063	3.324.623	3.324.623

Movements in share premium account under “Share capital issue costs” relate to deferred taxes due to changes in tax rates in 2011.

Treasury shares

Following the restrictions of Law 3723/2008 regarding the Hellenic Republic’s Bank Support Plan, the Bank possesses no treasury shares.  At a Group level, the treasury shares transactions are conducted by National Securities S.A.  At 31 March 2012, the treasury shares transactions are summarized as follows:

	Group
	No of shares	€’000s
At 1 January 2011	743.689	4.901
Purchases	41.381.705	168.057
Sales	(42.062.422)	(172.848)
At 31 December 2011	62.972	110

Purchases	22.942.319	56.590
Sales	(22.694.591)	(56.034)
At 31 March 2012	310.700	666

Notes to the Financial Statements

Group and Bank

NOTE 12:                     Tax effects relating to other comprehensive income / (expense) for the period

	3 month period ended			3 month period ended
	31.3.2012			31.3.2011
Group	Gross	Tax	Net	Gross	Tax	Net

Unrealised gains / (losses) for the period	(138.843)	(32.757)	(171.600)	90	(33.777)	(33.687)
Less: Reclassification adjustments included in the income statement	21.513	(5.374)	16.139	32.628	(6.778)	25.850
Available-for-sale securities	(117.330)	(38.131)	(155.461)	32.718	(40.555)	(7.837)
Currency translation differences	82.271	—	82.271	(275.212)	—	(275.212)
Net investment hedge	—	—	—	—	(9.400)	(9.400)
Cash flow hedge	(570)	—	(570)	7.518	(1.504)	6.014
Other comprehensive income / (expense) for the period	(35.629)	(38.131)	(73.760)	(234.976)	(51.459)	(286.435)

	3 month period ended			3 month period ended
	31.3.2012			31.3.2011
Bank	Gross	Tax	Net	Gross	Tax	Net

Unrealised gains / (losses) for the period	(286.976)	(15.807)	(302.783)	44.552	(46.081)	(1.529)
Less: Reclassification adjustments included in the income statement	18.943	(3.787)	15.156	39.144	(7.829)	31.315
Available-for-sale securities	(268.033)	(19.594)	(287.627)	83.696	(53.910)	29.786
Currency translation differences	443	—	443	814	—	814
Other comprehensive income / (expense) for the period	(267.590)	(19.594)	(287.184)	84.510	(53.910)	30.600

NOTE 13:                     Acquisitions, disposals and other capital transactions

Acquisitions

In 2012, the following transactions took place:

On 31 January 2012, the Bank acquired 10,2% of Banca Romaneasca from European Bank for Reconstruction and Development (EBRD) through put and call arrangements as provided for in the 2005 shareholders agreement, between the Bank and EBRD. The total consideration paid amounted to €26,1 million.

Up to 31 March 2012, Finansbank acquired 29,0% of Finans Investment Trust for the amount of €2,2 million.

NOTE 14:                     Related party transactions

The nature of the significant transactions entered into by the Group with related parties during the 3 month period ended 31 March 2012 and 2011 and the significant balances outstanding at 31 March 2012 and 31 December 2011 are presented below.

a. Transactions with members of the Board of Directors and management

The Group and the Bank entered into transactions with the members of the Board of Directors, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons.

All loans granted to related parties (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (iii) did not involve more than the normal risk of collectibility or present other unfavourable features, except for the following transactions:

The Bank grants loans to its employees on preferential terms compared to customers that are not employees. This policy, which is common practice for banks in Greece, applies only to employees and not to close members of family and entities controlled by them. The preferential terms mainly refer to a lower fixed interest rate of 3% for mortgage loans, while collateral is required as in the ordinary course of business. As such, certain General Managers and members of the Executive Committees of the Bank have taken loans with reduced interest rates of total amount €24,8 million as of 31 March 2012 (31 December 2011: €25,6 million respectively). The list of the members of the Board of Directors of the Bank is presented under Note 1, “General Information”.

As at 31 March 2012, loans and deposits, at Group level, amounted to €25,4 million and €10,0 million respectively (31 December 2011: €26,2 million and €10,9 million respectively), whereas the corresponding figures at Bank level amounted to €24,8 million and €3,6 million (31 December 2011: €25,6 million and €5,1 million respectively).

Notes to the Financial Statements

Group and Bank

Total compensation to related parties amounted to €6,2 million (31 March 2011: €2,7 million) for the Group and to €1,8 million (31 March 2011: €1,6 million) for the Bank, mainly relating to short-term benefits.

b. Transactions with subsidiaries, associates and joint ventures

Transactions and balances between the Bank, its subsidiaries, associates and joint ventures are set out in the table below. At a Group level, only transactions and balances with associates and joint ventures are included, as transactions and balances with subsidiaries are eliminated on consolidation.

	Group		Bank
	31.3.2012	31.12.2011	31.3.2012	31.12.2011

Assets	3.642	3.832	5.508.268	8.219.225
Liabilities	15.368	14.531	4.055.804	3.805.870
Letters of guarantee, contingent liabilities and other off balance sheet accounts	18.528	14.901	3.159.515	3.278.713

	3 month period ended		3 month period ended
	31.3.2012	31.3.2011	31.3.2012	31.3.2011

Interest, commission and other income	1.212	1.459	62.885	46.841
Interest, commission and other expense	1.394	1.763	72.974	65.443

c. Transactions with other related parties

The total receivables of the Group and the Bank from the employee benefits related funds as at 31 March 2012, amounted to €435,7 million (31 December 2011: €413,7 million and €413,6 million for the Group and the Bank respectively).

The total payables of the Group and the Bank to the employee benefits related funds as at 31 March 2012, amounted to €96,6 million and €23,2 million respectively (31 December 2011: €116,0 million and €40,9 million respectively).

NOTE 15:                     Capital adequacy and credit ratings

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios determined on a risk-weighted basis, capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk, of at least 8%. At least half of the required capital must consist of ‘‘Tier I’’ capital (as defined), and the rest of ‘‘Tier II’’ capital (as defined). The framework applicable to Greek banks conforms to EU requirements, in particular the Own Funds, the Solvency Ratio and the Capital Adequacy Directives.  However, under the relevant European legislation, supervisory authorities of the member-states have some discretion in determining whether to include particular instruments as capital guidelines and to assign different weights, within a prescribed range, to various categories of assets.

Under the recapitalization plan which has already been approved by the International Monetary Fund (the “IMF”), the European Central Bank and the European Union (collectively referred to as the “Troika”), all Greek banks are required to achieve a Core Tier I capital ratio of 9% by September 2012 and 10% by June 2013. In addition, banks’ capital needs will be determined on the basis of a requirement to maintain a 7% Core Tier I capital ratio under a three-year adverse stress scenario;

From 1 January 2012 until the Group achieves the minimum level of capital required, the BoG will allow the Bank to operate at a Core Tier I ratio lower than 9%.

Banks which are deemed viable based on their business and capital raising plans, as assessed by the BoG, will be given the opportunity to raise capital in the market, prior to 30 September 2012.

In accordance with the BoG directives (Governor’s Act 2630/29.10.2010) the Group’s capital base includes all types of regulatory eligible Own Funds, among others, the share capital, the share premium account, the reserves and retained earnings, preferred securities and subordinated debt issues.

However, at 31 March 2012, the Group’s capital adequacy ratio was below the minimum threshold of 8% required (negative 3,4%) due to the recognition of losses from the Groups’ participation in the PSI, and to this extent the Tier I and Total capital have been calculated before the application of the regulatory limits prescribed in the BoG Governor’s Act 2630/2010. Specifically, in case of negative regulatory equity the recognition of minority rights as well as Lower Tier I capital and Tier II is prohibited and certain investments in financial institutions are deducted from Tier I capital.

Notes to the Financial Statements

Group and Bank

Capital adequacy (amounts in € million)

	Group			Bank
	31.3.2012	31.3.2012	31.12.2011	31.3.2012	31.3.2012	31.12.2011
	Proforma (*)			Proforma (*)
Capital:
Upper Tier I capital	4.745	(2.609)	(2.502)	3.638	(3.716)	(3.015)
Lower Tier I capital	1.923	1.923	2.127	1.740	1.740	1.740
Deductions	(2.025)	(2.025)	(1.992)	(129)	(129)	(131)
Tier I capital	4.643	(2.711)	(2.367)	5.249	(2.105)	(1.406)
Upper Tier II capital	250	250	305	558	558	709
Lower Tier II capital	425	425	430	426	426	430
Deductions	(168)	(168)	(32)	(448)	(448)	(311)
Total capital	5.150	(2.204)	(1.664)	5.785	(1.569)	(578)

Total risk weighted assets	63.950	63.950	64.248	49.254	49.254	50.539

Ratios:
Tier I	7,3%	(4,2)%	(3,7)%	10,7%	(4,3)%	(2,8)%
Total	8,1%	(3,4)%	(2,6)%	11,7%	(3,2)%	(1,1)%

(*)The Proforma capital and capital ratios include the amount of €7,4 billion of  capital confirmed by the HFSF (see Note 2.2).

Credit ratings

The following table presents the current credit ratings that have been assigned to the Bank by Moody’s Investors Service Limited (referred to below as “Moody’s”), Standard and Poor’s Rating Services (referred to below as “Standard and Poor’s”), Fitch Ratings Ltd. (referred to below as “Fitch”). All credit ratings have been recently affirmed and/or updated.

Rating Agency	Long term	Short term	Financial strength/ individual	Outlook
Moody’s	Caa2	NP	E	—
Standard & Poor’s	CCC	C	—	Negative
Fitch	CCC	C	WD	—

NOTE 16:                     Group companies

		Tax years	Group %		Bank %
Subsidiaries	Country	unaudited	31.03.2012	31.12.2011	31.03.2012	31.12.2011
National Securities S.A.	Greece	2009-2011	100,00%	100,00%	100,00%	100,00%
Ethniki Kefalaiou S.A.	Greece	2010-2011	100,00%	100,00%	100,00%	100,00%
NBG Asset Management Mutual Funds S.A.	Greece	2009-2011	100,00%	100,00%	81,00%	81,00%
Ethniki Leasing S.A.	Greece	2010-2011	100,00%	100,00%	93,33%	93,33%
NBG Property Services S.A.	Greece	2010-2011	100,00%	100,00%	100,00%	100,00%
Pronomiouhos S.A. Genikon Apothikon Hellados	Greece	2009-2011	100,00%	100,00%	100,00%	100,00%
NBG Bancassurance S.A.	Greece	2010-2011	100,00%	100,00%	99,70%	99,70%
Innovative Ventures S.A. (I-Ven) (2)	Greece	2005-2011	100,00%	100,00%	—	—
Ethniki Hellenic General Insurance S.A.	Greece	2010-2011	100,00%	100,00%	100,00%	100,00%
Audatex Hellas S.A.	Greece	2010-2011	70,00%	70,00%	—	—
National Insurance Brokers S.A.	Greece	2010-2011	95,00%	95,00%	—	—
ASTIR Palace Vouliagmenis S.A.	Greece	2006-2011	85,35%	85,35%	85,35%	85,35%
Grand Hotel Summer Palace S.A.	Greece	2010-2011	100,00%	100,00%	100,00%	100,00%
NBG Training Center S.A.	Greece	2010-2011	100,00%	100,00%	100,00%	100,00%
Ethnodata S.A.	Greece	2010-2011	100,00%	100,00%	100,00%	100,00%
KADMOS S.A.	Greece	2010-2011	100,00%	100,00%	100,00%	100,00%
DIONYSOS S.A.	Greece	2010-2011	99,91%	99,91%	99,91%	99,91%
EKTENEPOL Construction Company S.A.	Greece	2010-2011	100,00%	100,00%	100,00%	100,00%
Mortgage, Touristic PROTYPOS S.A.	Greece	2010-2011	100,00%	100,00%	100,00%	100,00%
Hellenic Touristic Constructions S.A.	Greece	2010-2011	77,76%	77,76%	77,76%	77,76%
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	2010-2011	100,00%	100,00%	100,00%	100,00%
Ethniki Factors S.A.	Greece	2010-2011	100,00%	100,00%	100,00%	100,00%
NBG Pangaea Reic	Greece	—	100,00%	100,00%	100,00%	100,00%
Finansbank A.S.(*)	Turkey	2007-2008 & 2010-2011	99,81%	99,81%	82,23%	82,23%
Finans Finansal Kiralama A.S. (Finans Leasing) (*)	Turkey	2009-2011	94,11%	94,11%	29,87%	29,87%
Finans Yatirim Menkul Degerler A.S. (Finans Invest) (*)	Turkey	2007-2011	99,77%	99,77%	0,20%	0,20%
Finans Portfoy Yonetimi A.S. (Finans Portfolio Management) (*)	Turkey	2007-2011	99,77%	99,77%	0,01%	0,01%
Finans Yatirim Ortakligi A.S. (Finans Investment Trust) (*)	Turkey	2007-2011	83,55%	54,56%	5,30%	5,30%
IBTech Uluslararasi Bilisim Ve Iletisim Teknolojileri A.S. (IB Tech) (*)	Turkey	2007-2011	99,81%	99,71%	—	—
Finans Emeklilik ve Hayat A.S. (Finans Pension) (*)	Turkey	2007-2011	99,81%	99,81%	—	—
Finans Tuketici Finansmani A.S.(Finans Consumer Finance) (*)	Turkey	2009-2011	99,81%	99,81%	—	—
Finans Faktoring Hizmetleri A.S. (Finans Factoring)(*)	Turkey	2009-2011	99,81%	99,81%	—	—
NBG Malta Holdings Ltd	Malta	2006-2011	100,00%	100,00%	—	—
NBG Bank Malta Ltd	Malta	2005-2011	100,00%	100,00%	—	—
United Bulgarian Bank A.D. - Sofia (UBB)	Bulgaria	2010-2011	99,91%	99,91%	99,91%	99,91%
UBB Asset Management Inc.	Bulgaria	2004-2011	99,92%	99,92%	—	—
UBB Insurance Broker A.D.	Bulgaria	2007-2011	99,93%	99,93%	—	—
UBB Factoring E.O.O.D.	Bulgaria	2009-2011	99,91%	99,91%	—	—
Interlease E.A.D., Sofia	Bulgaria	2004-2011	100,00%	100,00%	100,00%	100,00%

		Tax years	Group %		Bank %
Subsidiaries	Country	unaudited	31.03.2012	31.12.2011	31.03.2012	31.12.2011
Interlease Auto E.A.D.	Bulgaria	2008-2011	100,00%	100,00%	—	—
NBG Securities Romania S.A.	Romania	2006-2011	100,00%	100,00%	100,00%	100,00%
Banca Romaneasca S.A. (*)	Romania	2006-2011	99,28%	99,28%	99,28%	99,28%
NBG Factoring Romania IFN S.A.	Romania	2010-2011	99,29%	99,29%	—	—
NBG Leasing IFN S.A.	Romania	2007-2011	100,00%	100,00%	100,00%	100,00%
S.C. Garanta Asigurari S.A.	Romania	2003-2011	94,96%	94,96%	—	—
Vojvodjanska Banka a.d. Novi Sad (1)	Serbia	2005-2011	100,00%	100,00%	100,00%	100,00%
NBG Leasing d.o.o. Belgrade	Serbia	2004-2011	100,00%	100,00%	100,00%	100,00%
NBG Services d.o.o. Belgrade	Serbia	2009-2011	100,00%	100,00%	—	—
Stopanska Banka A.D.-Skopje	F.Y.R.O.M.	2004-2011	94,64%	94,64%	94,64%	94,64%
NBG Greek Fund Ltd	Cyprus	2006-2011	100,00%	100,00%	100,00%	100,00%
National Bank of Greece (Cyprus) Ltd	Cyprus	2006-2011	100,00%	100,00%	100,00%	100,00%
National Securities Co (Cyprus) Ltd (2)	Cyprus	—	100,00%	100,00%	—	—
NBG Management Services Ltd	Cyprus	2010-2011	100,00%	100,00%	100,00%	100,00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	2010-2011	100,00%	100,00%	—	—
Ethniki General Insurance (Cyprus) Ltd	Cyprus	2010-2011	100,00%	100,00%	—	—
The South African Bank of Athens Ltd (S.A.B.A.)	S. Africa	2011	99,71%	99,71%	94,36%	94,36%
NBG Asset Management Luxemburg S.A.	Luxembourg	—	100,00%	100,00%	94,67%	94,67%
NBG International Ltd	U.K.	2004-2011	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Ltd	U.K.	2004-2011	100,00%	100,00%	—	—
NBG Finance Plc	U.K.	2004-2011	100,00%	100,00%	100,00%	100,00%
NBG Finance (Dollar) Plc	U.K.	2008-2011	100,00%	100,00%	100,00%	100,00%
NBG Finance (Sterling) Plc	U.K.	2008-2011	100,00%	100,00%	100,00%	100,00%
NBG Funding Ltd	U.K.	—	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Funds	U.K.	2004-2011	100,00%	100,00%	—	—
Revolver APC Limited (Special Purpose Entity)	U.K.	2011	—	—	—	—
Revolver 2008-1 Plc (Special Purpose Entity)	U.K.	2011	—	—	—	—
Titlos Plc (Special Purpose Entity)	U.K.	2011	—	—	—	—
Spiti Plc (Special Purpose Entity)	U.K.	2011	—	—	—	—
Autokinito Plc (Special Purpose Entity)	U.K.	2011	—	—	—	—
Agorazo Plc (Special Purpose Entity)	U.K.	2011	—	—	—	—
NBGI Private Equity S.A.S.	France	2008-2011	100,00%	100,00%	—	—
NBG International Holdings B.V.	The Netherlands	2010-2011	100,00%	100,00%	100,00%	100,00%
CPT Investments Ltd	Cayman Islands	—	100,00%	100,00%	100,00%	100,00%

(*) % of participation includes the effect of put and call option agreements.

(1) National Bank of Greece a.d. Beograd which was merged with Vojvodjanska Banka a.d. Novi Sad has been tax audited up to 2000.

(2) Companies under liquidation.

		Tax years	Group		Bank
The Group’s and Bank’s associates are as follows:	Country	unaudited	31.03.2012	31.12.2011	31.03.2012	31.12.2011

Social Securities Funds Management S.A.	Greece	2010-2011	20,00%	20,00%	20,00%	20,00%
Larco S.A. (1)	Greece	2009-2011	33,36%	33,36%	33,36%	33,36%
Eviop Tempo S.A.	Greece	2009-2011	21,21%	21,21%	21,21%	21,21%
Teiresias S.A.	Greece	2008-2011	39,34%	39,34%	39,34%	39,34%
Hellenic Spinning Mills of Pella S.A.(2)	Greece	—	20,89%	20,89%	20,89%	20,89%
Planet S.A.	Greece	1.7.2009-31.12.2011	33,30%	33,30%	33,30%	33,30%
Pyrrichos Real Estate S.A.	Greece	2010-2011	21,83%	21,83%	21,83%	21,83%
Aktor Facility Management S.A.	Greece	2010-2011	35,00%	35,00%	35,00%	35,00%
Bantas A.S. (Cash transfers and Security Services)	Turkey	2009-2011	33,27%	33,27%	—	—
UBB Chartis Insurance Company A.D.	Bulgaria	2007-2011	59,97%	59,97%	—	—
UBB Alico Life Insurance Company A.D.	Bulgaria	2009-2011	59,97%	59,97%	—	—
Drujestvo za Kasovi Uslugi AD (Cash Service Company)	Bulgaria	2010-2011	19,98%	19,98%	—	—

(1)       From 2010, Larco S.A. has been reclassified to Non-current assets held for sale.

(2)       Under liquidation

Notes to the Financial Statements

Group and Bank

NOTE 17:                     Events after the reporting period

1.                 On 11 April 2012, the Bank proceeded with the cancellation of covered bonds of €70 million, related to the 4th series under its second covered bond program.

2.                 On 14 May 2012, the Bank proceeded with the cancellation of covered bonds of EUR 160 million, related to the 4th series under its second covered bond program.

3.                 On 24 May 2012, the €3.000 million Fixed Rate Notes issued on 24 February 2012 under Greek law 3723/2008 (Pillar II) matured.

4.                 On 28 May 2012, HFSF contributed 5 series of European Financial Stability Facility bonds, maturing from 2018 to 2022, with nominal amount of €1.486 million each, totaling €7.430 million, as an advance for the participation in the Bank’s future share capital increase.

NOTE 18:                     Foreign exchange rates

		Fixing	Average	Average
FROM	TO	31.3.2012	1.1 - 31.3.2012	1.1 - 31.3.2011

ALL	EUR	0,00712	0,00731	0,00730
BGN	EUR	0,51130	0,51130	0,51130
EGP	EUR	0,12351	0,12706	0,12558
GBP	EUR	1,19918	1,19871	1,17182
MKD	EUR	0,01626	0,01636	0,01634
RON	EUR	0,22821	0,22995	0,23719
TL	EUR	0,42063	0,42473	0,46436
USD	EUR	0,74873	0,76320	0,73208
RSD	EUR	0,00898	0,00931	0,00965
ZAR	EUR	0,09773	0,09849	0,10484

NOTE 19:                     Reclassifications of financial assets

The following table presents the carrying amount by nature of security, as at 31 March 2012 of the financial instruments that have been reclassified during 2008 and 2010 and other than the Greek government bonds that are impaired due to the PSI and were exchanged in April 2012 with new EFSF and Greek government bonds (see Note 7):

	Group			Bank
31 March 2012	Transferred in 2008	Transferred in 2010	Total	Transferred in 2008	Transferred in 2010	Total

Greek Government bonds	—	733.847	733.847	—	733.847	733.847
Sovereign bonds (other than GGBs)	22.234	30.060	52.294	452	30.060	30.512
Debt securities issued by Greek financial institutions	27.647	126.496	154.143	27.647	50.325	77.972
Debt securities issued by foreign financial institutions	35.101	61.627	96.728	9.656	61.627	71.283
Debt securities issued by Greek corporate entities	13.213	113.536	126.749	—	113.536	113.536
Debt securities issued by foreign corporate entities	15.117	—	15.117	—	—	—
Equity securities	9.069	—	9.069	5.074	—	5.074
Mutual funds	28.359	—	28.359	—	—	—
Total	150.740	1.065.566	1.216.306	42.829	989.395	1.032.224

Notes to the Financial Statements

Group and Bank

Group

In 2010, the Group reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 31 March 2012, the carrying amount of the securities reclassified in 2010 and have not matured, or been sold is €1.065,6 million. The market value of these securities is €438,8 million. During the period ended 31 March 2012, €8,0 million interest income were recognised. Had these securities not been reclassified, net trading income and results from investments securities for the period ended 31 March 2012 would have been higher by €53,9 million (€47,8 million net of tax), and the available-for-sale securities reserve, net of tax, would have been lower by €80,6 million.

In 2008, the Group reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 31 March 2012, the carrying amount of the securities reclassified in 2008 and have not matured, been sold or reclassified again subsequently is €150,7 million. The market value of these securities is €134,4 million. During the period ended 31 March 2012, €1,2 million interest income and €0,4 million impairment loss were recognised. Had these securities not been reclassified, net trading income and results from investments securities for the period ended 31 March 2012 would have been higher by €6,8 million (€5,5 million net of tax), and the available-for-sale securities reserve, net of tax, would have been lower by €1,1 million.

Bank

In 2010, the Bank reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 31 March 2012, the carrying amount of the securities reclassified in 2010 and have not matured, or been sold is €989,4 million. The market value of these securities is €362,6 million. During the period ended 31 March 2012, €6,9 million interest income were recognised. Had these securities not been reclassified, net trading income and results from investments securities for the period ended 31 March 2012 would have been higher by €30,3 million (€24,2 million net of tax), and the available-for-sale securities reserve, net of tax, would have been lower by €57,0 million.

In 2008, the Bank reclassified certain trading securities as loans-and-receivables or available-for-sale. On 31 March 2012, the carrying amount of the securities reclassified in 2008 and have not matured, been sold or reclassified again subsequently is €42,8 million. The market value of these securities is €34,5 million. During the period ended 31 March 2012, €0,4 million interest income and €0,1 million impairment loss were recognised. Had these securities not been reclassified, net trading income and results from investments securities for the period ended 31 March 2012 would have been higher by €5,6 million (€4,5 million net of tax), and the available-for-sale securities reserve, net of tax, would have been lower by €1,6 million.

Other reclassifications

Certain amounts in prior period have been reclassified to conform to the current presentation, as follows:

Statement of financial position

	Group			Bank
	31.12.2011			31.12.2011
€ 000’s	As restated	As previously reported	Reclassified	As restated	As previously reported	Reclassified
Derivative financial instruments	3.610.701	3.748.757	(138.056)	2.785.262	2.923.318	(138.056)
Total assets	106.731.933	106.869.989	(138.056)	87.169.494	87.307.550	(138.056)

Derivative financial instruments	4.331.404	4.469.460	(138.056)	3.802.429	3.940.485	(138.056)
Total liabilities	106.984.950	107.123.006	(138.056)	88.235.010	88.373.066	(138.056)
Total equity	(253.017)	(253.017)	—	(1.065.516)	(1.065.516)	—
Total equity and liabilities	106.731.933	106.869.989	(138.056)	87.169.494	87.307.550	(138.056)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date: May 31st, 2012

Chief Executive Officer